Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

among

KRAFT FOODS GLOBAL, INC.,

COWC ACQUISITION CORP.

and

B&G FOODS, INC.

Dated as of January 22, 2007

v

SCHEDULES AND EXHIBITS

SCHEDULES

Schedule 1.01	Certain Encumbrances
Schedule 1.02	Largest Customers
Schedule 1.03	Largest Suppliers
Schedule 1.04	Products
Schedule 2.01(b)	Machinery and Equipment and Other Tangible Property
Schedule 2.01(c)(i)	Registered Trademarks and Applications
Schedule 2.01(c)(iv)	Patent Application
Schedule 2.01(c)(v)	Internet Domain Name
Schedule 2.02(f)	Certain Excluded Trademarks
Schedule 2.01(g)	Assigned UPC Codes
Schedule 2.02(s)	Works of Art
Schedule 2.06(a)	Allocation Statement
Schedule 2.06(b)	Canadian Allocation
Schedule 2.07	Accounting Periods
Schedule 3.03	Consents
Schedule 3.04	Financial Information
Schedule 3.06(a)	Trademark Ownership
Schedule 3.06(b)	Trademark Application
Schedule 3.07	Contracts
Schedule 3.09	Retained Equipment
Schedule 3.11	Litigation
Schedule 3.12	Compliance with Applicable Laws
Schedule 3.13	Coupons
Schedule 3.14	Promotions
Schedule 3.17	Product Liability; Product Recall
Schedule 3.18	Absence of Changes
Schedule 5.01	Conduct of the Business
Schedule 6.03(e)	Certain UPC Codes
Schedule 10.01(b)	Tax Matters

EXHIBITS

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Co-Manufacturing Agreement
Exhibit C	Transition Services Agreement
Exhibit D	Trademark Assignment Agreement
Exhibit E	Patent Application Assignment Agreement

ATTACHMENTS

Attachment A	Disclosure Schedules

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of January 22, 2007 (the “Effective Date”) among Kraft Foods Global, Inc., a Delaware corporation(“Seller”), COWC Acquisition Corp., a Delaware corporation (“Buyer”), and, solely for the purposes of Article 4 and Sections 12.14 through 12.18, B&G Foods, Inc., a Delaware corporation (“Guarantor”).

RECITALS

WHEREAS, Buyer desires to purchase the Acquired Assets (as defined below) and to assume the Assumed Liabilities (as defined below) from Seller, and Seller desires to sell or cause to be sold to Buyer the Acquired Assets and transfer or cause to be transferred to Buyer the Assumed Liabilities, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.  Definitions   (a) The following terms, as used herein, have the following meanings:

“Acquired Business” means the production, packaging and sale of the Products as currently conducted by Seller and its Affiliates, including as currently conducted at (i) Seller’s manufacturing facility located at 520 William Street, Cobourg, Ontario K9A 4L4, Canada and (ii) the manufacturing facility of the co-manufacturer specified on Schedule 3.07.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Ancillary Agreements” means (i) the Assignment and Assumption Agreement, (ii) the Confidentiality Agreement, (iii) the Co-Manufacturing

Agreement, (iv) the Transition Services Agreement, (v) the Trademark Assignment Agreement, (vi) the Patent Application Assignment Agreement, and (vii) the other agreements, instruments and documents delivered at the Closing.

“Applicable Law” means, with respect to any Person, the Acquired Assets or the Business, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, the Acquired Assets or the Business, as amended unless expressly specified otherwise.

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement effective as of the Closing Date between Buyer and Seller, substantially in the form attached hereto as Exhibit A.

“Business” means the production, packaging, marketing, distibution and sale of the Products as currently conducted by Seller and its Affiliates, including as currently conducted at (i) Seller’s manufacturing facility located at 520 William Street, Cobourg, Ontario K9A 4L4, Canada and (ii) the manufacturing facility of the co-manufacturer specified on Schedule 3.07.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banking institutions in New York, New York are not required to be open.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Manufacturing Agreement” shall mean the Co-Manufacturing Agreement dated as of the Effective Date between Buyer and Kraft Canada, attached hereto as Exhibit B.

“Competition Law” means any statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that provides for merger control or is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Disclosure Schedules” means the disclosure schedules attached as Attachment A to this Agreement.

“Employee Benefit Plans and Arrangements” means any “employee benefit plan” of Seller or its Affiliates, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and any employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation, deferred compensation, insurance coverage (including any self insured arrangements), health or medical benefits, workers’ compensation, disability or sick leave benefits, supplemental unemployment benefits, vacation benefits, severance benefits, retirement benefits, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is entered into, maintained or contributed to by Seller or its Affiliates and covers any employee of Seller or its Affiliates.

“Encumbrance” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, right of others or other encumbrance in respect of such property or asset.

“Environmental Law” means any Applicable Law regulating the environment or natural resources, including, laws regulating wetlands, pollution, contamination or the use, generation, manufacture, processing, distribution, treatment, storage, disposal, transport, disposal, Release or threatened Release of pollutants, contaminants, wastes, chemical or any toxic, radioactive, ignitable, corrosive or otherwise hazardous substances.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Co-Pack Agreement” means collectively, (i) the Master External Manufacturing Agreement, dated as of January 1, 2002, between Kraft Foods North America, Inc. and the co-manufacturer specified on Schedule 3.07 and (ii) the Project Agreement, dated November 16, 2005, between the Post Division of Kraft Foods North America, Inc. and such co-manufacturer.

“GAAP” means the generally accepted accounting principles in the United States consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental authority or any, court, administrative agency or other regulatory authority constituted or administered thereby, including any political subdivision thereof.

“Hazardous Substances” shall mean any hazardous, toxic or polluting substances, chemicals, contaminants, materials or waste that are regulated by or for which standards of conduct are prescribed under or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants,” or any similar denomination intended to classify or regulate carcinogenicity, ignitability, corrosivity or activity under Environmental Laws, including petroleum or any derivative or by-products thereof, asbestos and asbestos-containing materials, radioactive materials, lead based paint, radon, urea formaldehyde, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Right” means any trademark, service mark, trade name, Internet domain name, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

“Knowledge” means, with respect to Seller, the actual knowledge of Brian Graubard (Director, Marketing, Cereals), Richard Pace (Senior Director, Business Planning), Michael H. Morgan (Associate Director, Global Supply Chain Strategy), Richard Fazzolare (Senior Director, Manufacturing Business Development Snacks & Cereals), Marlene Quijano (Director Global Technology & Quality, Cereals & Bars), Sharron Moss-Higham (Senior Director Manufacturing, Grocery) and John MacKenzie (Director, Business Development, Snacks & Cereals).

“Kraft Canada” means Kraft Canada Inc., a Canadian corporation and wholly owned Subsidiary of Seller.

“Kraft Holdings” means Kraft Foods Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of Seller.

“Largest Customers” means the customers of the Business listed on Schedule 1.02.

“Largest Suppliers” means the suppliers of goods and services to the Acquired Business listed on Schedule 1.03.

“Material Adverse Effect” means any change, effect, event or occurrence that, individually or when taken together with all other such changes, effects, events or occurrences, is materially adverse to, or has a materially adverse effect on, the business, financial condition or results of operations of the Acquired Business or the Acquired Assets, taken as a whole, other than any change, effect, event or occurrence resulting from or attributable to (i) changes in general economic, financial, regulatory, political or market conditions, (ii) changes in laws, rules or regulations affecting the Business, (iii) changes in conditions or circumstances generally affecting the industries in which the Business operates, (iv) the announcement, declaration, commencement, occurrence, continuation or threat of any acts of war, terrorism or other acts of hostility, or any public health or other public emergency or crisis, in each case involving the United States or Canada, (v) actions of the Buyer or any of its Affiliates, (vi) declines in the operational or financial performance of the Business that are not materially worse than the trends experienced by the Business since January 1, 2006, except to the extent that such declines relate to the loss in its entirety of the business of one or more of the Largest Customers or Largest Suppliers that is not a result of an acquisition or other change of control, bankruptcy or similar event or other fundamental change in the organizational structure of any such customer or supplier or (vii) the execution, delivery or performance of this Agreement or the public announcement of the transactions contemplated in this Agreement or in any other Transaction Agreement; provided that any change, effect, event or occurrence described in clauses (ii) through (iv) above shall not be disregarded if it disproportionately affects the Business relative to other businesses in the hot cereal industry.

“Ordinary Course of Business” means the ordinary course of conduct of the Business, consistent with Seller’s and its Affiliates’ past practice since January 1, 2006.  The parties hereto acknowledge and agree that the operational and financial performance of the Business declined during the year ended December 31, 2006, as reflected in the Financial Information, and that such declines and any such declines after the date hereof that are not materially worse than the trends experienced by the Business since January 1, 2006 shall not in and of itself constitute a failure to conduct the Business in the Ordinary Course of Business.

“Patent Application Assignment Agreement” shall mean the Patent Application Assignment Agreement between Kraft Holdings and Buyer effective as of the Closing Date, substantially in the form attached hereto as Exhibit E.

“Permitted Encumbrances” mean (i) the matters disclosed in Schedule 1.01, (ii) any statutory mechanic’s, materialman’s, carrier’s, workmen’s, repairmen’s, warehousemen’s or other like Encumbrance arising or incurred in the Ordinary Course of Business for sums not yet delinquent or which are being contested in good faith by appropriate proceedings, (iii) any Encumbrances for Taxes and other governmental charges that are not due and payable or the validity of which are being contested in good faith by appropriate proceedings and (iv) any other Encumbrances that are not material to the Business and do not interfere with the present use, or affect the value, of the properties they affect.

“Person” means any individual, trustee, firm, corporation, partnership, limited liability company, trust, joint venture, bank, Government Authority, trust or other organization or entity.

“Pre-Closing Environmental Liabilities” means any Liabilities arising from or relating to (A) environmental conditions, including, without limitation, contamination or the presence, Release, threat of Release, use, generation, manufacture, processing, distribution, treatment, storage, disposal, transport, disposal of or exposure to Hazardous Substances, first occurring on or prior to the Closing Date at, on, in, under or from any property now or previously owned, operated or leased by Seller or any predecessors of Seller in connection with the

Business (as currently or formerly operated); (B) the off-site transportation, storage, treatment, recycling, disposal or Release of Hazardous Substances used, generated, manufactured, processed, distributed, treated, stored, transported, disposed of or Released by or on behalf of Seller or any predecessors of Seller in connection with the Business (as currently or formerly operated); or (C) any violation first occurring or first existing on or prior to the Closing Date of any Environmental Law by Seller or any predecessors of Seller in connection with the Business.

“Pre-Closing Tax Period” means (i) the Tax period ending before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to but excluding the Closing Date.

“Prime Rate” means, for any day, the rate per annum equal to the “Prime Rate” for such day as published in The Wall Street Journal, Eastern Edition.

“Products” means the products manufactured and sold by Seller and its Affiliates or that are currently under development that are listed or described on Schedule 1.04 hereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Substances (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substance) into the indoor or outdoor environment, including, without limitation, the movement or migration of Hazardous Substances through or in the ambient air, soil, surface or ground water, or property.

“Subsidiary” means with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Trademark Assignment Agreement” shall mean the Trademark Assignment Agreement between Buyer and Kraft Holdings effective as of the Closing Date, substantially in the form attached hereto as Exhibit D.

“Transition Services Agreement” means the Transition Services Agreement dated as of the Effective Date between Buyer and Seller, attached hereto as Exhibit C.

(b)     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.08(c)
Acquired Assets	2.01
Agreement	Preamble
Allocation Statement	2.06(a)
Assigned Contracts	2.01(e)
Assigned UPC Codes	2.01(g)
Assumed Liabilities	2.03
Base Purchase Price	2.05
Business Intellectual Property	2.01(c)
Buyer	Preamble
Certain UPC Codes	6.03(e)
Closing	2.07
Closing Inventory Amount	2.08(a)
Closing Date	2.07
Commitment Letter	4.04
Confidential Information	5.03
Confidentiality Agreement	6.01
Contracts	2.01(e)
Damages	9.02(a)
Effective Date	Preamble
End Date	11.01(c)
Equipment	2.01(b)
Excluded Assets	2.02(q)
Excluded Liabilities	2.04
Exclusive Content	2.01(c)
Final Inventory Amount	2.09
Final Purchase Price	2.05
Financial Information	3.04
GST	4.08
HST	10.04
Indemnified Party	9.03(a)
Indemnifying Party	9.03(a)
Inventory	2.01(a)
Legal Requirement	3.12
Liability	2.03
Nonrecoverable Transfer Taxes	10.04(a)
Obligation	12.14
Packaging	6.03(a)
Patent Application	2.01(c)(iv)
Permits	2.01(f)
Post-Closing Tax Period	10.03(b)
PST	4.08
Purchase Orders	2.01(c)(v)

Term	Section
QST	10.04
Recoverable Transfer Taxes	10.04(a)
Registered Trademarks	3.06
Related Party Contracts	2.02(i)
Required Filings	7.01(b)(i)
Retained IP	6.03(a)
Seller	Preamble
Target Closing Inventory Amount	2.08(b)
Taxes	10.01(a)
Tax Returns	10.01(a)
Third Party Claim	9.03(b)
Trademarks	2.01(c)(i)
Transferred Information	2.01(f)
Transfer Taxes	10.04(a)
Warranty Breach	9.02(a)(i)
Works of Art	2.02(s)

ARTICLE 2

PURCHASE AND SALE

Section 2.01.  Acquired Assets.  On the terms and subject to the conditions of this Agreement, on the Closing Date, Seller agrees to sell, convey, transfer, assign and deliver, and cause its Subsidiaries to sell, convey, transfer, assign and deliver, to Buyer and Buyer’s designated Affiliates, and Buyer agrees to purchase and cause its designated Affiliates to purchase and accept from Seller and its Subsidiaries, all of Seller’s and its Subsidiaries’ right, title and interest in and to the following assets, properties, rights, contracts and claims of Seller or its Subsidiaries that are owned, leased or licensed by Seller or its Subsidiaries on the Closing Date and used in the Acquired Business (other than the Excluded Assets), in each case free and clear of all Encumbrances other than Permitted Encumbrances (collectively, the “Acquired Assets”):

(a)     all inventories of finished goods, including any such items in transit on the Closing Date, related exclusively to the Business (collectively, “Inventory”);

(b)      those items of machinery and equipment and other tangible personal property listed on Schedule 2.01(b) and, except as set forth on Schedule 3.09, all other machinery and equipment used exclusively in the manufacturing of the Products (collectively, the “Equipment”);

(c)     the following intellectual property assets (collectively, the “Business Intellectual Property”):

(i)    the registered trademarks and trademark applications listed on Schedule 2.01(c)(i), together with associated goodwill (the “Trademarks”);

(ii)   all unregistered trademarks, service marks, trade dress and trade names, in each case related exclusively to the Business, together with associated goodwill;

(iii)  all copyrights, all current product formulations, all raw material, manufacturing, processing, packaging, labeling, quality assurance and other specifications, and all current processing instructions, trade secrets, know-how and inventions, in each case related exclusively to the Acquired Business;

(iv)  the patent application listed on Schedule 2.01(c)(iv) (the “Patent Application”); and

(v)   the Internet domain names listed on Schedule 2.01(c)(v) and, to the extent transferable, the content appearing on www.kraftfoods.com/cw related exclusively to the Business (the “Exclusive Content”); provided that the Exclusive Content shall be delivered by Seller no later than 60 days after the Closing Date.

(d)   all commitments, agreements and orders (subject to their terms and conditions) for the purchase of Products from Seller or any of its Subsidiaries that have not been shipped before the Closing Date (collectively, the “Purchase Orders”), as well as the portion (to the extent severable) of any other purchase orders of Seller or its Subsidiaries relating to any of the Products that have not been shipped before the Closing Date, and all rights to payments, prepayments and deposits for the Purchase Orders or such portion of such other purchase orders;

(e)   the Existing Co-Pack Agreement and all other contracts, leases, licenses, commitments or agreements (other than Purchase Orders) relating exclusively to the Acquired Business or the Products (“Contracts”), to the extent freely assignable or any required third-party consents to assignment are obtained but excluding the Related Party Contracts (collectively, the “Assigned Contracts”);

(f)    all books and records to the extent exclusively related to the Acquired Business, whether in hard copy or electronic format, including technical information, computerized data, customer lists, vendor lists, service provider lists, sales and promotional literature, catalogs and advertising material, cost information, pricing and sales data, market surveys, purchase and sale records and correspondence for each Product, but excluding those described in Section 2.02(d) (collectively, the “Transferred Information”); provided, that, subject to Section 5.03, Seller may retain and use copies of the Transferred Information for internal archival and reference purposes;

(g)   all UPC bar codes that are listed on Schedule 2.01(g), subject to the limitations set forth thereon (the “Assigned UPC Codes”);

(h)   all permits, approvals, authorizations, licenses or other registrations required by Governmental Authorities and used or held for use exclusively in the conduct of the Acquired Business (collectively, “Permits”), if any, to the extent transferable; and

(i)    all rights, causes of action, claims and credits to the extent related primarily to any Acquired Asset or any Assumed Liability from and after the Closing Date, including all guarantees, warranties, indemnities and similar rights in favor of Seller or its Affiliates in respect of any Acquired Asset or any Assumed Liability.

Section 2.02.  Excluded Assets.  The Acquired Assets do not include any assets, properties, rights, contracts or claims other than those specifically listed or described in Section 2.01, and, without limiting the generality of the foregoing, expressly exclude the following:

(a)   all cash, cash equivalents, marketable securities, bank accounts, lockboxes and deposits of, and any rights or interests in, the cash management system of Seller and its Affiliates;

(b)   all accounts and notes receivable of the Business arising prior to the Closing Date and any collateral or other security relating thereto and all proceeds thereof;

(c)   all rights, title and interest in any real property owned or leased by Seller or its Affiliates, together with the buildings, structures, fixtures and all other improvements on such real property, including the facilities used by Seller or its Affiliates in the operation of the Business;

(d)   all minute books, records, files, documents and papers, whether in hard copy or electronic format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and other corporate books and records, Tax Returns and work papers, accounting records and related notes, worksheets, files or documents of Seller and its Affiliates and any documents prepared in connection with the transactions contemplated by this Agreement or any Ancillary Agreement;

(e)   all raw materials, work in progress and product supplies and all machinery, equipment, furniture, furnishings, fixtures, tools and other tangible personal property other than the Inventory and Equipment;

(f)    all intellectual property assets or rights that are not included in the Acquired Assets, including (i) all rights to use each of the “KRAFT”, “NABISCO” and “CHRISTIE” trade name or trademark, any derivation thereof and all associated goodwill and (ii) the trademarks identified on Schedule 2.02(f);

(g)   except as otherwise provided in Section 2.01(c)(v), all content appearing on www.kraftfoods.com or any other website of Seller or its Affiliates;

(h)   except as otherwise provided in Section 7.02(b), all rights of Seller and its Affiliates under any Contract other than the Assigned Contracts;

(i)    all Contracts between Seller or any Affiliate of Seller, on the one hand, and Seller or any Affiliate of Seller, on the other hand (the “Related Party Contracts”), and all inter-company receivables owed by Seller or an Affiliate of Seller to Seller or an Affiliate of Seller;

(j)    all UPC bar codes other than the Assigned UPC Codes;

(k)   all assets used in connection with the centralized management functions provided by Seller or any of its Affiliates;

(l)    all Employee Benefit Plans and Arrangements and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations of Seller or any of its Affiliates under, any Employee Benefit Plans and Arrangements;

(m)  all insurance policies relating to the Business and all claims, credits, causes of action or rights thereunder and proceeds thereof;

(n)   all claims and rights to receive Tax refunds or credits relating to the operation or ownership of the Business or any Acquired Assets for any Pre-Closing Tax period;

(o)   except to the extent expressly set forth on Schedule 2.01(c)(v), all application systems and software, including all computer software, programs and source disks, and related program documentation, tapes, manuals, forms, guides and other materials, computer hardware and other systems hardware and networking and communications assets, including servers, databases, backups and peripherals;

(p)      Seller’s rights under this Agreement and the Ancillary Agreements, and the transactions contemplated hereby and thereby;

(q)       any Acquired Assets sold or otherwise disposed of in the Ordinary Course of Business during the period from the Effective Date until the Closing Date;

(r)        any shares of capital stock, partnership, membership or other debt or equity securities or other interests in any Person;

(s)        any works of art listed on Schedule 2.02(s) (“Works of Art”), subject to the limitations and rights of Buyer set forth in Section 7.05; and

(t)        any other assets (including any related claims) that are not described in Section 2.01 (clauses (a) through (t), collectively, the “Excluded Assets”).

Section 2.03.  Assumed Liabilities.  On the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer will assume and be liable for, and will pay, perform and discharge as and when due, only the following debts, claims, liabilities, obligations, damages, fines, penalties or expenses (whether known or unknown, accrued, absolute, contingent or otherwise) of Seller or its Subsidiaries (each, a “Liability”) relating to, or arising from, the conduct of the Business or the use of the Acquired Assets (collectively, the “Assumed Liabilities”):

(a)        all Liabilities under the Assigned Contracts, to the extent arising or relating to performance thereof on or after the Closing Date, but excluding any such Liability to the extent arising out of or relating to any breach or default by Seller or its Affiliates with respect to any such Assigned Contract;

(b)       all Liabilities relating to any Products manufactured by or on behalf of Buyer or its Affiliates on or after the Closing Date, including warranty obligations and product recall or withdrawal Liabilities, regardless of the legal theory asserted, it being understood that any Product the date of manufacture of which cannot be determined by the coding on such Product will be deemed to have been manufactured after the Closing Date if such Product was sold by or on behalf of Buyer or its Affiliates more than 60 days after the Closing Date;

(c)        all Liabilities relating to Products returned or claimed as spoiled more than 60 days after the Closing Date or that were manufactured or sold on or after the Closing Date, it being understood that any Product the date of manufacture of which cannot be determined by the coding of such Product will be deemed to have been manufactured or sold on or after the Closing Date if such Product was sold by or on behalf of Buyer or its Affiliates more than 60 days after the Closing Date;provided that notwithstanding the foregoing, Seller shall not be liable for any Liabilities relating to the Products returned or claimed as spoiled at any time after the Closing Date in excess of $150,000 in the aggregate;

(d)       all Liabilities of Seller and its Affiliates under the Purchase Orders and that portion of the other purchase orders described in Section 2.01(d), to the extent arising or relating to performance on or after the Closing Date, but excluding any Liability arising out of or relating to any breach or default by Seller or its Affiliates with respect to any such Purchase Order or such other purchase order;

(e)        all Liabilities for manufacturer’s coupons relating to Products (i) which coupons are issued, granted, delivered or otherwise made available before the Closing Date and are received by the clearinghouse for reimbursement more than 60 days after the Closing Date and (ii)  which coupons are issued, granted, delivered or otherwise made available by Buyer on or after the Closing Date;

(f)        all Liabilities for trade and consumer promotions relating to the Products (other than any such Liability contained in a Related Party Contract) arising from trade and consumer promotions occurring on or after the Closing Date;

(g)       all Liabilities for customer deductions to the extent attributable to Products sold on or after the Closing Date, other than for those reasons addressed by clauses (b) and (c) above;

(h)       all fines, penalties, costs or charges described in Section 6.03(e), if any;

(i)         all Liabilities to be paid or assumed by Buyer under Article 10; and

(j)         all Liabilities arising from or relating to the use, ownership, operation or resale on or after the Closing Date of the Acquired Assets, including Liabilities arising under any Environmental Law.

Buyer’s obligations under this Section 2.03 shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement or any right or alleged right to indemnification hereunder or thereunder; provided that the foregoing shall in no way be interpreted to limit or impair Buyer’s indemnification or other rights under this Agreement.

Section  2.04.  Excluded Liabilities.  Buyer will not assume or be liable for any Liabilities of Seller or any of its Affiliates other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), which Excluded Liabilities include:

(a)        all Liabilities under debt instruments, loan documents, indentures, debentures, guarantees or other written obligations which involve indebtedness for borrowed money;

(b)       all accounts payable of Seller or any of its Affiliates;

(c)        all Liabilities arising under or with respect to any Related Party Contracts;

(d)       all Liabilities with respect to any employees of Seller or its Affiliates or arising under any Employee Benefit Plans and Arrangements;

(e)        all Liabilities to be paid or assumed by Seller under Article 10;

(f)        all Liabilities to the extent related to the Excluded Assets;

(g)       all Liabilities with respect to Seller’s or its Affiliate’s failure to comply with any Applicable Law prior to the Closing Date;

(h)       all Pre-Closing Environmental Liabilities;

(i)         all Liabilities for trade and consumer promotions relating to the Products arising from trade and consumer promotions occurring prior to the Closing Date;

(j)         all Liabilities for customer deductions to the extent attributable to Products sold prior to the Closing Date;

(k)        all Liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other like expense incurred by Seller or any of its Affiliates in connection with the negotiation and preparation of this Agreement and the transactions contemplated by this Agreement;

(l)         all Liabilities for Taxes relating to the operation or ownership of the Business or any Acquired Assets for any Pre-Closing Period; and

(m)       all Liabilities arising from or relating to the use, ownership, operation or resale prior to the Closing Date of the Business or the Acquired Assets, other than the Assumed Liabilities.

Section  2.05.  Purchase Price.  The base purchase price to be paid by Buyer to Seller for the Acquired Assets and Assumed Liabilities (the “BasePurchase Price”) is Two Hundred Million Dollars ($200,000,000) in cash.  The Base Purchase Price shall be paid as provided in Section 2.07 and shall be subject to adjustment as provided in Section 2.09 (such adjusted amount referred to herein as the “Final Purchase Price”).

Section  2.06.  Allocation of Purchase Price.  (a)  Schedule 2.06(a) sets forth a statement delivered by Seller to Buyer (the “Allocation Statement”) allocating the Base Purchase Price (plus Assumed Liabilities) among the Acquired Assets (except for the Canadian Equipment, Canadian spare parts referred to in Section 2.10 and Canadian Inventory) in accordance with Section 1060 of the Code and applicable local law.  If within thirty (30) days after the Effective Date, Buyer notifies Seller in writing that Buyer objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within thirty (30) days.  If Buyer and Seller are unable to resolve such dispute within thirty (30) days, Buyer and Seller shall jointly retain an Accounting Referee (as provided in Section 2.08(c)) to resolve the disputed items.  Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution.  The costs, fees and expenses of the Accounting Referee in connection with any dispute regarding the Allocation Statement shall be borne equally by Buyer and Seller.

(b)       Buyer and Seller agree to allocate an amount of the Base Purchase Price to the Canadian Equipment, Canadian spare parts referred to in Section 2.10, and Canadian Inventory in accordance with Schedule 2.06(b).  The allocations made on Schedule 2.06(b) are intended to be made in accordance with Section 1060 of the Code and applicable law.

(c)        If an adjustment is made with respect to the Base Purchase Price pursuant to Section 2.09, such adjustment will be allocated solely to Inventory for purposes of the Allocation Statement.  Buyer and Seller agree to file any additional information return required to be filed pursuant to Section 1060 of the Code and applicable local law and to treat the Allocation Statement as adjusted to reflect such resolution.

(d)       Neither Buyer nor Seller, nor any of their respective Affiliates, shall take any position for Tax purposes (including the filing of Form 8594 with its federal income tax return for the taxable year that includes the Closing Date) that is inconsistent with the allocation of the Final Purchase Price and Assumed Liabilities unless required to do so by Section 1060 of the Code or other applicable local law.  The Seller will provide any information returns required by Section 1060 of the Code and any similar state statute at least sixty (60) days prior to filing such returns.  The provisions of this Section 2.06 shall survive the Closing.  The Federal Employer Identification Number of each party to this Agreement is as follows: Seller (36-3083135) and Buyer (20-8271107).

Section  2.07.  Closing.  The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at 9:00 A.M. New York time at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York on the first Business Day after the last day of the accounting period of Seller set forth on Schedule 2.07 during which all of the conditions set forth in Article 8 have been satisfied (or to the extent permitted by law, waived); provided that in any event “Closing Date” shall mean 12:01 A.M. New York time on the day immediately following the last day of such accounting period.  On the Closing Date:

(a)        Buyer shall become unconditionally obligated to deliver to Seller, as promptly as practicable on the first Business Day after the Closing Date, the Base Purchase Price in immediately available funds by wire transfer to a bank account designated in writing at least two (2) Business Days prior to the Closing Date by Seller;

(b)       Seller and Buyer shall enter into, and exchange executed counterparts to, the Assignment and Assumption Agreement;

(c)        Kraft Food Holdings, Inc. and Buyer shall enter into, and exchange executed counterparts to, the Trademark Assignment Agreement;

(d)       Kraft Food Holdings, Inc. and Buyer shall enter into, and exchange executed counterparts to, the Patent Application Assignment Agreement;

(e)        Buyer shall deliver to Seller the form of purchase order to be used by Buyer to order Products pursuant to the Co-Manufacturing Agreement, which form of purchase order must be reasonably acceptable to Seller and shall, in any event, provide that if there is any inconsistency between the terms of such purchase order and the terms of the Co-Manufacturing Agreement, the terms of the Co-Manufacturing Agreement shall govern;

(f)        Seller shall deliver, or cause its Subsidiaries to deliver, to Buyer specifications for the Products and for related raw materials, packaging materials, packaging labels and product labels pursuant to the Co-Manufacturing Agreement;

(g)       Seller shall deliver, or cause its Subsidiaries to deliver, to Buyer or its Subsidiaries such further bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary under applicable law to vest in Buyer, all right, title and interest in, to and under the Acquired Assets and to evidence Buyer’s, assumption of the Assumed Liabilities;

(h)       Buyer shall deliver to Seller the certificate specified in Section 8.02(c);

(i)         Seller will deliver to Buyer the certificate specified inSection 8.03(c); and

(j)         Buyer and Seller shall enter into such other documents and instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

Section  2.08.  Closing Inventory Calculation.  (a) As soon as practicable, but in no event later than sixty (60) days following the Closing Date, Seller shall deliver to Buyer a report setting forth Seller’s calculation of the dollar amount of the Inventory as of the Closing Date (the “Closing Inventory Amount”) prepared as described herein.  The Closing Inventory Amount and Final Inventory Amount shall be determined in accordance with GAAP applied consistently with the Seller’s internal management accounting and quality control policies and shall be calculated without giving effect to any changes or adjustments arising from the transactions contemplated by this Agreement or the Ancillary Agreements.  Buyer shall have the right to be present to observe and verify the taking of any physical inventory in conjunction with the preparation of Seller’s calculation of the Closing Inventory Amount, and, at any time after Seller’s notice of its calculation of the Closing Inventory Amount but prior to the determination of the Final Inventory Amount in accordance with this Section 2.08, may review and examine the procedures, books, records and work papers of Seller relating to such calculation.

(b)       If Buyer disagrees with Seller’s calculation of the Closing Inventory Amount delivered pursuant to Section 2.08(a), Buyer may, within thirty (30) days following such delivery, notify Seller in writing that it objects to the computation of said amount, specifying those items and amounts as to which Buyer disagrees with a written explanation of the reasons for disagreement with each such item and amount, and its alternative computation of each such item and amount, and Buyer shall be deemed to have agreed with all other items and amounts contained in Seller’s calculation of the Closing Inventory Amount.  If Buyer fails to deliver such written notice within such 30-day period, Seller’s calculation of the Closing Inventory Amount shall be the Final Inventory Amount, which shall be binding upon the parties.  Notwithstanding anything in this Section 2.08 to the contrary, Buyer shall not contest Seller’s calculation of the Closing Inventory Amount if the difference between their respective calculations of Closing Inventory Amount is less than $100,000.

(c)        If a notice of disagreement shall be duly delivered pursuant to Section 2.08(b), Buyer and Seller shall, during the ten (10) Business Days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, a mutually agreed Closing Inventory Amount.  If during such period or any mutually agreed upon extension thereof, Buyer and Seller are unable to reach such agreement, they shall promptly thereafter retain a nationally recognized accounting firm which is reasonably acceptable to Buyer and Seller and which has no material relationship with Buyer, Seller or their respective Affiliates or other material conflict (the “Accounting Referee”) to review this Section 2.08, the definitions for the terms used herein and the disputed items or amounts for the purpose of promptly calculating Closing Inventory Amount, which amount shall not be more than the amount thereof shown in Seller’s calculations delivered pursuant to Section 2.08(a) nor less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 2.08(b).  Each party agrees to execute, if requested by the Accounting Referee, a reasonable engagement letter.  If Buyer and Seller do not promptly agree on the selection of the Accounting Referee, which shall occur no later than five (5) days after the end of the ten-day period referred to above, then each shall select an independent accounting firm of nationally recognized standing and such two independent accounting firms shall jointly select the Accounting Referee pursuant to this Section 2.08(c).  In making its calculation in accordance with this Agreement, the Accounting Referee will make its determination based solely on presentations by Seller and Buyer and not by independent review and shall consider only those items or amounts in Seller’s calculation of the Closing Inventory Amount as to which Buyer has disagreed.  The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a written report setting forth such calculation.  Such report shall be final and binding upon Buyer and Seller.  Buyer and Seller will use commercially reasonable efforts to cause the Accounting Referee to render its decision as soon as reasonably practicable, including by promptly complying with all reasonable requests by the Accounting Referee for information, books, records and similar items.  The costs, fees and expenses of the Accounting Referee in connection with any dispute regarding the Closing Inventory Amount shall be borne proportionately by Buyer and Seller to the extent that Buyer’s and Seller’s respective calculations of Closing Inventory Amount differ from the Accounting Referee’s determination.

Section  2.09.  Adjustment of Purchase Price.  (a) If the Final Inventory Amount exceeds $1,800,000 (the “Target Closing Inventory Amount”) by more than $100,000, Buyer shall pay to Seller, as an adjustment to the Base Purchase Price, in the manner and with interest as provided in Section 2.09(b), the amount of such excess.  If the Target Closing Inventory Amount exceeds the Final Inventory Amount by more than $100,000, Seller shall pay to Buyer, as an adjustment to the Base Purchase Price, in the manner and with interest as provided in Section 2.09(b), the amount of such excess.  The “Final Inventory Amount” means the Closing Inventory Amount (i) as shown in Seller’s calculation delivered pursuant to Section 2.08(a)if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.08(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.08(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.08(c); provided that in no event shall the Final Inventory Amount be more than Seller’s calculation of the Closing Inventory Amount delivered pursuant to Section 2.08(a)

or less than Buyer’s calculation of the Closing Inventory Amount delivered pursuant to Section 2.08(b).

(b)       Any payment pursuant to Section 2.09(a) shall be made at a mutually convenient time and place within five (5) Business Days after the Final Inventory Amount has been determined by delivery by Buyer or Seller, as the case may be, by wire transfer of immediately available funds to the other party or by causing such payments to be credited to such account of such other party as may be designated by such other party; provided that if Buyer shall have delivered a notice of disagreement pursuant to Section 2.08(b) and either (i) Buyer’s and Seller’s calculations of Closing Inventory Amount would both require a payment by Buyer pursuant to Section 2.09(a) or (ii) Buyer’s and Seller’s calculations of Closing Inventory Amount would both require a payment by Seller pursuant to Section 2.09(a) (although in each case there is disagreement as to the amount of such payment), then Buyer or Seller, as the case may be, shall pay the lesser of the amounts that would be payable pursuant to Section 2.09(a) based on their respective calculations of Closing Inventory Amount within five (5) Business Days of the date such notice of disagreement was delivered, and any such payment shall be credited against the payment required by Section 2.09(a).  The amount of any payments to be made pursuant to this Section 2.09 shall bear interest from and including the Closing Date but excluding the date of payment at the Prime Rate in effect from time to time during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed, compounded quarterly.

Section  2.10.  Purchase of Spare Parts.  Upon the expiration or termination of the Co-Manufacturing Agreement, subject to the terms thereof, Buyer shall purchase from Kraft Canada all of its right, title and interest in and to the spare parts owned by Kraft Canada at such time that are exclusively related to the Equipment for a payment of $1 in Canadian currency.

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller represents and warrants to Buyer as of the date hereof as follows:

Section  3.01.  Organization, Existence and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all corporate power and authority and all material governmental licenses, authorizations, permits, consents and approvals required to carry on the Business as currently being conducted.  Seller is duly qualified or licensed as a foreign corporation and is in good standing in each jurisdiction in which its right, title or interest in or to any Acquired Assets or the conduct of the Business by it makes such qualification necessary, except where the failure to be so duly qualified or licensed would not have a Material Adverse Effect.

Section  3.02.  Authorization, Validity and Execution.  Seller has all necessary corporate power and authority (a) to execute and deliver this Agreement and the Ancillary Agreements, (b) to perform its obligations under this Agreement and the Ancillary Agreements and (c) to consummate the transactions contemplated under this Agreement and the Ancillary Agreements.  This Agreement has been, and each of the Ancillary Agreements will be on or before the Closing Date, duly executed and delivered by Seller and its Affiliates that are parties to such Ancillary Agreements and, assuming the due execution hereof and thereof by Buyer, will be a legal, valid and binding obligation of Seller and each such Affiliate, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section  3.03.  Consents and Approvals; No Violations.  Except (x) for compliance with the HSR Act, and the rules promulgated under the HSR Act and any other Competition Law, (y) for filings that may be required under the Exchange Act and (z) as set forth on Schedule 3.03, the execution and delivery by Seller of this Agreement and the Ancillary Agreements (including the execution by those Affiliates of Seller which are parties to such Ancillary Agreements), and the consummation by Seller and its Affiliates of the transactions contemplated by this Agreement and the Ancillary Agreements will not (a) violate the provisions of the certificate of incorporation or bylaws of Seller or any its Affiliates, (b) violate any Applicable Law (including, without limitation, any Environmental Law), (c) require any consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority, (d) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit with respect to any of the Acquired Assets under any provision of any agreement or other instrument binding upon Seller or any of its Affiliates or by which the Acquired Assets are bound or (e) result in the creation or imposition of any Encumbrance on any asset (including the Acquired Assets) of Seller or any of its Affiliates, excluding from the foregoing clauses (b) through (e) consents, approvals, notices and filings the absence of which, and violations, defaults, rights, conflicts or Encumbrances the existence of which, would not have a Material Adverse Effect.

Section  3.04.  Financial Information.  Schedule 3.04 sets forth the unaudited reported net assets statement for the Acquired Business as of December 31, 2005 and December 30, 2006 and the unaudited statement of earnings before interest, taxes and amortization of intangible assets for the Business for the 52 week periods ending on each of December 31, 2005 (on a pro forma basis) and December 30, 2006 (collectively, the “Financial Information”).  The Financial Information (i) has been prepared in conformity with Seller’s internal management accounting policies, which are consistent with GAAP, applied on a consistent basis, (ii) has been prepared from Seller’s books and records, (iii) has eliminated all inter-company sales and profits, and (iv) presents fairly in all material respects the net assets and results of operations of the Business as of the dates indicated therein and the 52 week periods then ended.

Section  3.05.  Inventory.  The Inventory was acquired or manufactured in the Ordinary Course of Business.  On the Closing Date, except to the extent excluded from the Final Inventory Amount or set forth on Schedule 3.12, the Inventory will consist of goods usable and saleable in the ordinary course and pursuant in all material respects to all Applicable Laws, including the Federal, Food, Drug and Cosmetic Act and, with respect to the packaging for the Products, all applicable federal and state labeling requirements.

Section  3.06.  Intellectual Property.  (a) Except as set forth on Schedule 3.06(a), the Trademarks set forth on Schedule 2.01(c)(i) constitute a full and complete list of all of the registrations and applications for trademarks or service marks used or held for use exclusively in the conduct of the Business (the “Registered Trademarks”).  To the Knowledge of Seller, the Business Intellectual Property, the Retained IP and any Intellectual Property Rights granted to Buyer under the Transition Services Agreement and the Co-Manufacturing Agreement constitute all the Intellectual Property Rights necessary for the operation of the Acquired Business as currently conducted by Seller and its Subsidiaries.  The Registered Trademarks in the United States and Canada are valid, in full force, owned and held in the record name of Kraft Holdings.  The Business Intellectual Property in the United States and Canada and, to the Knowledge of Seller, the Business Intellectual Property outside of the United States and Canada, is owned free and clear of all Encumbrances (other than Permitted Encumbrances), excluding (i) matters listed on Schedule 3.06(a) and (ii) claims of invalidity that, if true, would not, individually or in the aggregate, be material to the Acquired Business.

(b)       Except as set forth on Schedule 3.06(b), there is no pending legal action or other proceeding nor has Seller or any of its Subsidiaries received in the three-year period before the Effective Date any written claim from a third party contesting the registrability, validity, enforceability or ownership of any of the Business Intellectual Property, and, to the Knowledge of Seller, no such claims have been threatened by a third party.  There is no pending legal action or other proceeding and neither the Seller nor any of its Subsidiaries has received in the three-year period before the Effective Date any written notice that the operation of the Business infringes on, dilutes, misappropriates or otherwise violates any Intellectual Property Rights of any third party, and, to the Knowledge of Seller, no such claims have been threatened by a third party.  To the Knowledge of Seller, the operation of the Business as currently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property Rights of any third party in any material respect.  There is no pending legal action or other proceeding nor has Seller or any of its Subsidiaries asserted any written claim in the three-year period before the Effective Date that a third party has infringed, diluted, misappropriated or otherwise violated in any material respect any of the Business Intellectual Property.

(c)        Other than as set forth on Schedule 3.06(a), neither the Seller nor any of its Subsidiaries has granted any material license to any third party which is in currently in effect with respect to the Business Intellectual Property.

(d)       Other than as set forth on Schedule 3.06(a), no opposition, extension of time to oppose, final rejection or final refusal has been received by Seller or any of its Subsidiaries in the three year period before the Effective Date in connection with any of the material Registered Trademarks.  Other than as set forth on Schedule 3.06(a), there are no actions that must be taken by the Seller or any Subsidiary within ninety (90) days after the Effective Date, including the payment of any registration, maintenance or renewal fees of the filing of any documents, applications or certificates for purposes of maintaining, perfecting or preserving or renewing any of the material Registered Trademarks and the Patent Application in the United States and Canada and to the Knowledge of Seller, no such actions must be taken outside of the United States and Canada.

(e)        The Seller and each Subsidiary has taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of any material trade secret, know-how, or other confidential or proprietary information contained in the Business Intellectual Property.  To the Knowledge of the Seller, none of the material trade secret, know-how, or other confidential or proprietary information contained in the Business Intellectual Property has been disclosed to any person unless such disclosure was made pursuant to an appropriate confidentiality agreement.

Section  3.07.  Contracts; Purchase Orders.  (a) Seller has delivered or made available to Buyer current and complete copies of all Contracts, together with any amendments thereto, other than Contracts that individually have a future liability not in excess of $50,000 or are cancelable by Seller or an Affiliate of Seller upon notice of not more than 90 calendar days for a cost of not more than $50,000.  Except as would not, individually or in the aggregate, be material to the Business, to the Knowledge of the Seller, there are no oral Contracts or oral amendments to any written Contracts.  Schedule 3.07 sets forth each Contract included in the Acquired Assets involving:

(i)          the purchase or sale of materials, supplies, goods, services equipment or other assets or Products for either (A) annual payments by Seller or its Affiliates of $50,000 or more or (B) aggregate payments by Seller or its Affiliates of $200,000 or more, in each case that cannot be terminated on not more than 90 calendar days’ notice without payment by Seller or its Affiliates of any penalty of not more than $50,000;

(ii)           the purchase of Inventory;

(iii)           Contracts by which Seller or an Affiliate has granted to any Person the right (A) to market, distribute or resell any Product, (B) to represent Seller or its Affiliates with respect to any such Product or (C) to act as agent for Seller in connection with the marketing, distribution or sale of any Products, in each case of $100,000 or more;

(iv)          the lease of Equipment;

(v)          capital expenditures requiring more than $50,000 individually or in the aggregate;

(vi)          the imposition of confidentiality obligations or restrictions on the ability of the Acquired Business to compete in any market or product line or to compete with any Person;

(vii)           a franchising, partnership, joint venture or similar arrangement, or which deals with the provision of goods or services by or on behalf of the Acquired Business on a co-manufacturing basis; or

(viii)           any other Contract the performance of which involves consideration in excess of $50,000.

(b)      Each Contract required to be disclosed pursuant to this Section 3.07 is a valid and binding obligation of Seller or its Affiliate and, to the Knowledge of Seller, is a valid and binding obligation of each other party to such Contract, and is enforceable in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.  Seller has performed, and each of its Affiliates that is a party to a Contract has performed, all of the material obligations required to be performed by it to date and is not in breach or default in any material respect under the Contracts, and, to the Knowledge of Seller, no other party to any such Contract is in breach or default in any material respect under such Contract.

(c)       Neither Seller or its Affiliates, nor to the Knowledge of Seller, any other party thereto is in breach of any obligation under any Purchase Order, which breach would, individually or in the aggregate, be material to the Acquired Business.

Section  3.08.  Title to Assets.  Seller or its Affiliates have good and valid title to all of the Acquired Assets, free and clear of Encumbrances other than Permitted Encumbrances.  This Section 3.08 does not relate to Intellectual Property, which is the subject solely of Section 3.06.

Section  3.09.  Sufficiency of Assets.  Except as set forth on Schedule 3.09, the Equipment includes all the manufacturing equipment that is used by Seller, its Affiliates or the co-manufacturer listed on Schedule 3.07 to manufacture the Products.  On the Closing Date, the Acquired Assets, together with (a) the services to be provided by Seller to Buyer under the Transition Services Agreement, (b) the services to be provided by Kraft Canada to Buyer under the Co-Manufacturing Agreement, (c) the arrangements described in Sections 5.04, 5.05 and 7.02 and (d) any licenses, permits and other governmental authorizations that are not included in the Acquired Assets and are required by Buyer to conduct the Acquired Business, shall be sufficient in all material respects to permit Buyer to conduct the Acquired Business consistent with the manner in which the Acquired Business is currently conducted by Seller and its Affiliates and as conducted immediately prior to the Closing Date.

Section  3.10.  Equipment; Packaging.  The Equipment is in good operating condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted), and is adequate and suitable for its present uses.  All of the current packaging for the Products is adequate for normal shipping and storage.

Section  3.11.  Litigation.  Except as set forth on Schedule 3.11, there is no action, suit, investigation or proceeding at law or in equity (including any action, suit, investigation or proceeding arising under Environmental Law) relating primarily to the Business or the Acquired Assets pending, or to the Knowledge of Seller threatened, against Seller or its Affiliates before any arbitrator or Governmental Authority which, if decided adversely to Seller or its Affiliates, would prohibit, enjoin, alter or materially delay the transactions contemplated by this Agreement or have a Material Adverse Effect.  Except as set forth on Schedule 3.11, none of Seller, its Affiliates or the Business has been permanently or temporarily enjoined or barred by order, judgment or decree of or agreement with any Governmental Authority from engaging in or continuing any conduct or practice in connection with Seller’s and its Affiliates’ conduct of the Business.

Section  3.12.  Compliance With Applicable Laws.  Except as set forth on Schedule 3.12, Seller and its Affiliates are not in violation of any Applicable

Laws (including Environmental Laws) relating to the Acquired Assets or the conduct of the Business (each, a “Legal Requirement”), except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither Seller nor its Affiliates has received in the three-year period before the Closing Date any written notice from any Governmental Authority regarding any actual alleged or potential violation of, or failure to comply with any Legal Requirement related predominantly to the Business.  This Section 3.12 does not relate to Taxes, which are the subject solely of Section 10.01.

Section  3.13.  Coupon Activities.  Schedule 3.13 sets forth a list of all manufacturer’s coupon activities or programs for the Business authorized and distributed by Seller or any of its Affiliates and currently in effect.

Section  3.14.  Promotions.  Schedule 3.14 sets forth a description of each trade or consumer promotion instituted on behalf of Seller or any of its Affiliates and that (a) relates to the Products, (b) will continue beyond the Effective Date and (c) potentially involves in the aggregate an amount in excess of $50,000.  Such descriptions include a summary of the pricing terms of the trade or consumer promotion and the period for which it is in effect.

Section  3.15.  Brokers.  Except for Lehman Brothers, Inc., whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or its Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section  3.16.  Customers and Suppliers.  Since June 30, 2006, there has been no loss in its entirety of the business of one or more of the Largest Customers or Largest Suppliers.  Since June 30, 2006, to the Knowledge of Seller, none of the Largest Customers or Largest Suppliers has advised Seller or any of its Subsidiaries of its intention to terminate a material portion of its business with the Business.

Section  3.17.  Product Liability; Product Recall.  Except as set forth on Schedule 3.17, there are not pending and have not been since December 31, 2003, and to the Knowledge of the Seller there is no basis for, any claims of defective design, failure to warn and or alleged breach of express or implied warranty with respect to any Products and any other claim of personal injury resulting from the use of Products, in each case other than consumer complaints in the Ordinary Course of Business that would not reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.17, there has not been since December 31, 2003, any product recall of any Products.

Section  3.18.  Absence of Changes.  Except as set forth on Schedule 3.18, since December 31, 2006, Seller and its Affiliates have conducted the Business only in the Ordinary Course of Business and no change, event or circumstance has occurred since December 31, 2006, that has had or is reasonably likely to result in a Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth on Schedule 3.18, since December 31, 2006, neither Seller nor any of its Affiliates has taken any action described in any of clauses (a) through (f) of Section 5.01.

Section  3.19.  Disclaimer of Other Warranties.  SELLER MAKES NO REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO THE ACQUIRED BUSINESS, THE ACQUIRED ASSETS OR THE ASSUMED LIABILITIES, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS OR OTHERWISE, OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR ANY OF THE ANCILLARY AGREEMENTS.  WITHOUT LIMITING THE FOREGOING, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO BUYER, EXPRESS OR IMPLIED, WITH RESPECT TO (A) ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO BUYER OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENTS THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE ACQUIRED BUSINESS OR THE FUTURE BUSINESS AND OPERATIONS OF THE BUSINESS, (B) THE INFORMATION SET FORTH IN THE CONFIDENTIAL INFORMATION MEMORANDA DISTRIBUTED BY OR ON BEHALF OF SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (C) ANY MANAGEMENT PRESENTATION, (D) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS OR (E) ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISORS WITH RESPECT TO THE ACQUIRED BUSINESS, IN EACH CASE EXCEPT AS SET FORTH IN THIS AGREEMENT OR ANY OF THE ANCILLARY AGREEMENTS.  Notwithstanding the foregoing, this Section 3.19 shall not apply to any claim of Buyer based on fraud or intentional misrepresentation BY SELLER OR ITS AFFILIATES.

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER AND GUARANTOR

Buyer and Guarantor jointly and severally represent and warrant to Seller as of the date hereof as follows:

Section  4.01.  Organization, Existence and Good Standing.  Eachof Buyer and Guarantor is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section  4.02.  Authorization, Validity and Execution.  Each of Buyer and Guarantor has all necessary power and authority (a) to execute and deliver this Agreement and, in the case of Buyer, the Ancillary Agreements, (b) to perform its obligations under this Agreement and, in the case of Buyer, the Ancillary Agreements and (c) to consummate the transactions contemplated under this Agreement and, in the case of Buyer, the Ancillary Agreements.  This Agreement has been, and each of the Ancillary Agreements will be on or before the Closing Date, duly executed and delivered by Buyer and Guarantor, as applicable, and, assuming the due execution of hereof and thereof by Seller and its Affiliates, as applicable, will constitute a legal, valid and binding obligation of each of Buyer and Guarantor, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section  4.03.  Consents and Approvals; No Violation.  Except (x) for compliance with the HSR Act, the rules promulgated under the HSR Act and any other Competition Law, and (y) for filings that may be required under the Exchange Act, the execution by Buyer and Guarantor of this Agreement and by Buyer of the Ancillary Agreements, and the consummation by Buyer and Guarantor of the transactions contemplated by this Agreement and, as applicable, the Ancillary Agreements will not (a) violate the provisions of the certificate of incorporation, bylaws or similar organizational instruments of either Buyer or Guarantor, (b) violate any Applicable Law, (c) require any material consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or before the Closing Date, (d) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which either Buyer or Guarantor is entitled under any provision of any agreement or other instrument binding upon either Buyer or Guarantor, or (e) result in the creation or imposition of any material Encumbrance on any asset of either Buyer or Guarantor.

Section  4.04.  Availability of Funds.  Buyer has previously delivered to Seller a true, correct and complete copy of the commitment letter dated January 22, 2007 (the “Commitment Letter”) from Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Lehman Brothers Inc., Credit Suisse Securities (USA) LLC and Credit Suisse evidencing their commitments to provide financing that, when funded in accordance of the terms thereof, shall be sufficient for financing of the Base Purchase Price and the payment of the costs and expenses of Buyer in consummating the transactions contemplated by this Agreement.  The Commitment Letter has been duly executed and is a valid and binding obligation of Guarantor, and to the knowledge of each of Guarantor and Buyer, is a valid and binding obligation of each of the other parties thereto.  The Commitment Letter is in full force and effect and has not been amended or modified in any respect, and Buyer has paid all fees and expenses required thereby or in connection therewith to the extent required to be paid on or prior to the date hereof.  No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or, to the knowledge of Buyer or Guarantor, any other parties thereto, under the Commitment Letter.  Neither Buyer nor Guarantor has any reason to believe that any term or condition of closing contained in the Commitment Letter should not reasonably be expected to be satisfied as soon as practicable after the Effective Date.

Section  4.05.  Solvency.  Immediately after giving effect to the transactions contemplated by this Agreement and the incurrence of any indebtedness in connection therewith, the assets (including both tangible and intangible assets) of Buyer and its Subsidiaries will exceed their respective liabilities.  In connection with the consummation of the transactions contemplated by this Agreement and the incurrence of any indebtedness in connection therewith, Buyer does not intend that it or its Subsidiaries would incur, and does not believe that it or its Subsidiaries will incur, debts that would be beyond its or its Subsidiaries’ ability to pay as such debts mature.

Section  06.  Litigation.  There is no action, suit, investigation or proceeding pending at law or in equity against, or to the knowledge of Buyer or Guarantor threatened against or affecting, Buyer, Guarantor or any of their Affiliates before any arbitrator or Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section  4.07.  Brokers.  Except for Lehman Brothers Inc. and Credit Suisse in connection with the financing contemplated by the Commitment Letter, whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer, Guarantor or any of their Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section  4.08.  Tax Matters.  Buyer, or its Affiliate purchasing those certain Acquired Assets from Kraft Canada, will be, as of the Closing Date, duly registered for Canada Federal Goods and Services Tax (“GST”), and Ontario Retail Sales Tax (“PST”) in Canada.

Section  4.09.  Acknowledgment by Buyer.  Buyer acknowledges Seller’s representations and warranties contained in Section 3.19 and agrees that the Acquired Assets are sold “as is” and Buyer agrees to accept the Acquired Assets and the Acquired Business in the condition they are in on the Closing Date and to assume the Assumed Liabilities based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or its Affiliates, except for the representations and warranties of Seller expressly and specifically set forth in Articles 3 and 10.

Article 5

COVENANTS OF SELLER

Section  5.01.  Conduct of the Business.  During the period from the Effective Date until the Closing Date, Seller will conduct the Acquired Business in the Ordinary Course of Business and shall use its commercially reasonable efforts to preserve intact the Acquired Business’ relationships with customers, suppliers, distributors and others having business dealings with it.  Without limiting the generality of the immediately preceding sentence, during the period from the Effective Date until the Closing Date, except (x) as may be approved by Buyer (such approval not to be unreasonably withheld, conditioned or delayed), (y) as is otherwise permitted, contemplated or required by this Agreement or any Ancillary Agreement or is required by Applicable Law and (z) as set forth on Schedule 5.01, Seller will not:

(a)       permit any of the Acquired Assets to become subjected to any Encumbrance, other than Permitted Encumbrances;

(b)      sell, transfer, lease or otherwise dispose of any of the Acquired Assets, other than (A) sales of Inventory in the Ordinary Course of Business and (B) sales or other dispositions of other assets in the Ordinary Course of Business that do not exceed $100,000 in the aggregate;

(c)       change the accounting methods used by Seller to keep its books and records of the Business except as required by GAAP;

(d)      diminish, increase or terminate promotional programs that in the aggregate are material to the Acquired Business, except in the Ordinary Course of Business;

(e)       enter into, extend, modify, terminate or renew, or waive any material right under, the Existing Co-Pack Agreement or, except in the Ordinary Course of Business, any other Contract;

(f)       with respect to the Acquired Business, acquire a material amount of assets from any other Person, other than purchases of Products and other assets in the Ordinary Course of Business;  or

(g)      agree, whether or not in writing, to do any of the foregoing.

Section  5.02.  Access to Information.  From the Effective Date until the Closing Date, Seller will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal working hours and with reasonable notice, to the offices, properties, books and records of Seller relating to the Acquired Business, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Acquired Business as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors and auditors of Seller to cooperate with Buyer in its investigation of the Acquired Business.  Any investigation pursuant to this Section shall be conducted in such manner as not to (A) interfere unreasonably with the conduct of the business of Seller and its Affiliates or disrupt the personnel and operations of the Business, (B) require Seller or any of its Affiliates to provide any information regarding the Business in any other format or otherwise to manipulate or reconfigure any data regarding the Business, (C) require Seller to provide Buyer with access to or copies of (1) any information that must be maintained as confidential in accordance with the terms of a written agreement with a third party or (2) sensitive customer information, manufacturing processes, pricing lists or other information that relates to the Business and that, in Seller’s reasonable business judgment and on advice of counsel, should not be provided to Buyer until the transactions contemplated by this Agreement have been consummated in order not to violate any Applicable Laws or (D) require Seller to provide Buyer with access to or copies of any information that relates to any businesses or operations of Seller or any of its Affiliates other than the Business.  Notwithstanding the foregoing, Buyer shall not have access to personnel records of Seller relating to individual performance or evaluation records, medical histories or other personnel information to the extent Seller may not legally disclose such information under Applicable Law.  All requests for access will be made to such representatives of Seller as Seller will designate, who will be solely responsible for coordinating all such requests and access.

Section  5.03.  Confidentiality.  For a period of five years after the Closing Date, Seller will keep confidential and will not use or disclose to any Person, any Confidential Information, except as required by Applicable Law or the rules or regulations of or listing agreement with any national securities exchange on which securities of Seller or any of its Affiliates are listed.  For purposes of this Agreement, “Confidential Information” means any non-public information included in the Acquired Assets or Assumed Liabilities, including all information primarily relating to the Acquired Business, the Acquired Assets, the Assumed Liabilities or the Products that Seller did not make generally publicly available during the time period when Seller conducted the Acquired Business, including formulations, specifications, processing instructions, “know-how,” trade secrets, customer lists, details of client or consultant contracts, pricing policies, marketing plans or strategies, product development techniques or plans, business acquisition plans, designs and design projects, inventions and research projects primarily relating to the Acquired Business, the Products, the Acquired Assets or the Assumed Liabilities, but “Confidential Information” does not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Seller or any person acting on behalf of Seller or (b) becomes available to Seller from a third-party on a non-confidential basis, provided that such third-party was not known by Seller to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to Buyer with respect to such information relating to the Acquired Business.

Section  5.04.  Non-Exclusive License to Use Know-How.  Seller grants Buyer a perpetual, non-exclusive, royalty-free, fully paid-up, worldwide license to use any and all processes and know-how used predominantly but not exclusively in the Acquired Business (but not including any such processes or know-how that are licensed to Seller by others).  Such license will include the right to disclose such processes and know-how in furtherance of any business use in the Acquired Business, subject to Buyer entering into customary confidentiality arrangements with any third party recipient thereof; provided, that such license will not include the right of Buyer to grant licenses or sublicenses with respect to such processes and know-how without obtaining the prior written consent of Seller.

Section  5.05.  Exclusive License to Use Content.  Seller grants Buyer an exclusive, royalty-free, fully paid-up, worldwide license to use any and all Exclusive Content until such time as Seller delivers the Exclusive Content to Buyer hereunder.

Section  5.06.  Financial Information Cooperation.  From and after the date hereof, Seller shall cooperate with Buyer and use its commercially reasonable efforts to provide or cause to be provided to Buyer after the Closing Date such financial information regarding the Acquired Business that is required to be included in the financial reports and other public disclosures of Guarantor pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act in connection with the transaction contemplated hereby.  Such financial information shall be prepared in accordance with GAAP, including all required footnotes, and in compliance with the requirements for the form and substance of financial statements (including the periods to be covered) set forth in Regulation S-X and be provided in a timely manner and, in any event, no later than sixty (60) days after the Closing Date.  Without limiting the generality of the foregoing, at Buyer’s expense, Seller shall use its commercially reasonable efforts to cause its independent auditors to perform an audit of such financial information and to deliver to Buyer their report thereon in a timely manner following the Closing, together with any consents required to use or disclose such report.  All out-of-pocket costs and expenses incurred in connection with the preparation, review and audit of such information shall be paid by Buyer.  Seller consents to the use by Buyer of all such information provided solely for the purposes specified in this Section 5.06.

Section  5.07.  Notice of Certain Events.  Seller will promptly notify Buyer if any Largest Supplier or Largest Customer of the Business advises Seller in writing of any intention to not sell a material amount of raw materials or other supplies of the Business to or not to purchase a material amount of Products from Buyer or any of its Affiliates after the Effective Date.

Section  5.08.  Non-Competition.  Seller agrees that from the Closing Date until the date that is two (2) years after the Closing Date, neither it nor any of its Subsidiaries shall, engage, directly or indirectly, as a principal or for its own account, in the manufacture, marketing, distribution, sale or other commercialization of any internally developed wheat hot cereal product within the United States; provided that this Section 5.08 shall not prohibit or restrict Seller or any of its Subsidiaries from developing, manufacturing, marketing, distributing, selling or otherwise commercializing any hot cereals based on any existing products or trademarks of Seller or any of its Subsidiaries, it being understood that the extension, adaptation, use or other modification of any existing products or trademarks of Seller or any of its Subsidiaries as a hot cereal shall not violate the provisions of this Section 5.08.  This Section 5.08 shall terminate in its entirety, and be of no further force and effect, at such time as Seller or any of its Subsidiaries shall acquire, in whole or in part, directly or indirectly, whether by purchase of assets, purchase of stock, merger or otherwise any capital stock or other interests in any Person that is engaged in, or any assets of a business that includes, the development, manufacture, marketing, distribution, sale or other commercialization of any wheat hot cereal products.

Article 6

COVENANTS OF BUYER

Section 6.01.  Confidentiality.  Buyer acknowledges that the information being provided to it in connection with the transactions contemplated by this Agreement is subject to the terms of a confidentiality agreement dated November 1, 2006, between Buyer and Seller, as amended on November 20, 2006, December 20, 2006 and January 5, 2007 (as so amended, the “Confidentiality Agreement”), the terms of which are incorporated in this Agreement by reference.  For a period of five years after the Closing Date, Buyer will keep confidential, and will not use or disclose to any Person, any information provided to it by Seller or its representatives or Affiliates concerning Seller or its Affiliates, other than information relating to the Acquired Assets or the Assumed Liabilities.

Section 6.02.  Non-solicitation.

(a)          For one year after the Closing Date, Buyer and its Affiliates will not (i) directly or indirectly solicit or seek to induce any employees of Seller or any of its Affiliates with whom Buyer has come into contact during its evaluation of the Business and the negotiation of this Agreement and the Ancillary Agreements before the Closing Date, including any salaried or management personnel involved in the operation of the Business, to leave his or her employment or position with Seller or any of its Affiliates or (ii) hire any such individual who was an employee of Seller or any of its Affiliates on or after the date hereof.

(b)          However, the restrictions set forth in Section 6.02(a) will not prohibit Buyer from: (i) soliciting or hiring any non-salaried employees involved in the operation of the Business, (ii) soliciting or hiring any salaried or management personnel involved in the operation of the Business after obtaining Seller’s prior written consent, (iii) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any third-party Internet website posting, or negotiating with, offering employment to or employing any individual contacted through such medium, (iv) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any individual contacted through such medium or (v) soliciting, negotiating with, offering employment to or employing any individual at any time (A) after the termination by such individual of his or her employment with Seller or any of its Affiliates or (B) after the termination by Seller or any of its Affiliates of such individual’s employment with Seller or any of its Affiliates.

Section 6.03.  Phase-Out of Use of Intangible Property by Buyer; Certain UPC Codes.

(a)        “Retained IP” means trademarks, service marks, brand names, copyrights, logos or trade, corporate or business names of Seller or of any of its Affiliates that are not included in the Acquired Assets but are used by the Business on Packaging included in the Acquired Assets.  “Packaging” means packaging, printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions and like materials used by the Business prior to the Closing Date.

(b)       Buyer will stop using the Retained IP in its electronic databases and web sites within 60 days after the Closing Date; provided that with respect to the Retained IP included in the Exclusive Content, Buyer will stop using such Retained IP within 60 days after Seller delivers the Exclusive Content.

(c)        Buyer may use the Packaging included in the Acquired Assets that contain Retained IP, or sell the Inventory that contains Retained IP, on and after the Closing Date (without altering or modifying such Packaging or Inventory), until such Packaging and Inventory is exhausted but in any event no later than 180 days after the Closing Date, except as provided below;provided that, to the extent that any Packaging is designed for use only in a particular jurisdiction, Buyer will only use that Packaging in the intended jurisdiction.  Seller and its Affiliates, as applicable, grant to Buyer a non-exclusive, royalty-free, fully paid-up, nontransferable, non-sublicensable license to use Retained IP in the Business as provided in the immediately preceding sentence in the applicable jurisdiction during such period and, in addition, to use Retained IP in packaging for Products in the applicable jurisdiction until the date that is 180 days after the Closing Date, but in each case Buyer must comply with all Applicable Laws in the use of such Packaging.  Notwithstanding the foregoing, Buyer shall use commercially reasonable efforts to cease the use of Retained IP in the Packaging as soon as reasonably practicable after the Closing Date.  If Buyer manufactures or produces products on or after the Closing Date for use with such Packaging, Buyer will give Seller prompt notice thereof, and Seller may reasonably request, and Buyer will provide, samples of such products to examine and ensure that such products are of a quality level not materially different from the Inventory as of the Closing Date.  If the products used with such Packaging are of materially inferior quality, Seller may request that Buyer raise the quality of the products being manufactured for use with the Packaging.  If Buyer has not, within 30 days of such notice by Seller, provided Seller with evidence that the quality of its products used in connection with such Packaging are substantially similar in level of quality to the Inventory as of the Closing Date, Buyer shall stop using such Packaging in connection with such products.

(d)       Without regard to anything in this Agreement to the contrary, Buyer will not be required at any time to remove the Retained IP from schematics, plans, manuals, drawings, machines, machinery and the like of the Acquired Business in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal conduct of the Acquired Business and are not generally observed by the public or intended for use as means to effectuate or enhance sales.

(e)        Seller agrees that Buyer may use the UPC Codes listed on Schedule 6.03(e) (the “Certain UPC Codes”), and such Certain UPC Codes may continue to appear on the packaging for the Products for a period not to exceed two (2) years following the Closing Date, but if GSI (formerly known as the Uniform Code Council or UCC) requires or recommends that Buyer cease using the Certain UPC Codes prior to the two-year anniversary of the Closing Date, Buyer agrees to promptly comply with such requirement or recommendation.  All fines, penalties, costs or charges imposed or incurred by Seller or its Affiliates in connection with Buyer’s use of the Certain UPC Codes shall constitute an Assumed Liability for the purposes of this Agreement.  Buyer agrees that during the term of the Transition Services Agreement, Seller and its Affiliates may use the Certain UPC Codes in performing services thereunder.

Section 6.04.  Records.

(a)        From and after the Closing Date, Buyer will afford Seller and its attorneys, accountants, officers and other representatives reasonable access, during normal business hours and upon reasonable prior written notice, to the Transferred Information (and will permit such Persons to examine and copy such Transferred Information to the extent reasonably requested by such Person) and will cause the officers and employees of Buyer to furnish all information reasonably requested by Seller in connection with accounting, financial reporting and Tax matters (including financial and Tax audits and Tax contests), litigation, dispute and other similar reasonable business purposes, but in each case only to the extent relating to the Acquired Business prior to the Closing Date.  Buyer will not destroy or dispose of any such Transferred Information without the prior written consent of Seller; provided, however, that Buyer will be entitled to destroy any of such Transferred Information after the tenth anniversary of the Closing Date with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed); provided further, that if Seller does not consent to the destruction of such Transferred Information, Buyer may, at Seller’s sole expense, deliver them to Seller.

(b)       Seller agrees to provide Buyer with rights of access to any books, records, officers and employees of or related to the Business that it retains in the same manner and to the same extent as agreed to by Buyer in Section 6.04(a).

(c)        Notwithstanding any other provision of this Section, access to or possession of any Transferred Information, books and records, materials or other information, as the case may be, may be denied to the requesting party if the providing party is advised by counsel that to grant such access or possession would reasonably be expected to violate any Applicable Law or result in a loss of the ability to successfully assert a claim of privilege (including any attorney-client or work-product privilege).

Section 6.05.  Recipes.  Buyer acknowledges that Seller and its Affiliates have used the “CREAM OF WHEAT” and “CREAM OF RICE” trademarks in recipes appearing in various promotional materials and publications, including Seller’s Food and Family magazine.  Buyer consents to Seller’s and its Affiliates’ distribution and display of such promotional materials and publications containing Cream of Wheat and Cream of Rice recipes in the normal course from and after the Closing Date, if such materials and publications were printed or prepared for publication before the Closing Date.

Section 6.06.  Commitment Letter.  Buyer agrees to use all commercially reasonable efforts to obtain the financing contemplated by the Commitment Letter, including the satisfaction of all conditions thereto (to the extent such fulfillment is within the control of Buyer or its Affiliates).  Without limiting the generality of the foregoing, Buyer agrees to use, and to cause each of its Affiliates to use, all commercially reasonable best efforts to cause their respective employees, counsel, financial advisors, auditors and other representatives to cooperate with each other in the preparation of all documents and the making of all filings in connection with the Commitment Letter and the transactions contemplated by the Commitment Letter, and in executing and delivering all documents and instruments and otherwise taking, or causing to be taken, all actions and doing, or causing to be done, all other things necessary, proper or advisable to consummate financing contemplated by the Commitment Letter and the other transactions contemplated hereby.

Article 7

COVENANTS OF BUYER AND SELLER

Section 7.01.  Cooperation; HSR Filings.

(a)        Cooperation Generally.  Subject to the terms and conditions of this Agreement, Seller and Buyer will cooperate with each other and use (and will cause their respective Affiliates to use) all commercially reasonable efforts to take or cause to be taken all appropriate action, and to do or cause to be done all things necessary, proper or advisable under this Agreement and Applicable Law to consummate and make effective the transactions contemplated by this Agreement and to cause the Closing to occur as soon as practicable, including using commercially reasonable efforts (i) to obtain as promptly as practicable all required third party consents (provided, however, that Seller will not be required to expend any more than a nominal sum of money or offer or grant any more than a nominal accommodation (financial or otherwise) to any third party in connection with such consent) and approvals, qualifications and orders of

Governmental Authorities and (ii) to effect all necessary registrations and submissions of information requested by Governmental Authorities.  In furtherance of the foregoing, subject to Applicable Laws relating to the exchange of information, Seller and Buyer will have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party or Governmental Authority in connection with the transactions contemplated by this Agreement.

(b)       HSR Filings.  Without limiting the generality of the foregoing clause (a):

(i)       As promptly as practicable after the Effective Date, Buyer and Seller each will prepare and file all filings required by any Governmental Authority relating to the transactions contemplated by this Agreement, including filings required under the HSR Act and any other Competition Law (collectively, the “Required Filings”).  Seller and Buyer will consult and cooperate with the other party with respect to, and provide the other party with the opportunity to participate in any conference or meeting with any Governmental Authority in respect of, the Required Filings and any investigation or other inquiry under any Competition Law in connection with the transactions contemplated hereby.  Buyer and Seller will each promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any Required Filings by any Governmental Authority or governmental official, and Buyer and Seller will each promptly supply the other with copies of all correspondence between Buyer or Seller, as the case may be, and any other appropriate governmental official with respect to any Required Filings.

(ii)      Buyer and Seller will each use all commercially reasonable efforts to secure termination of any waiting periods under the HSR Act and any other Competition Law and to avoid or eliminate each and every impediment under the HSR Act and any Competition Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), and to obtain the approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement.  Buyer and Seller shall each be responsible for the costs and expenses of their respective filings, provided that Buyer will be responsible for all of the filing fees payable under the HSR Act and any other Competition Law.

(iii)     From the Effective Date until the Closing Date, Buyer will not, and will not permit any of its Affiliates to, enter into, agree to enter into or consummate any acquisition agreement or license agreement which would present a risk of making it materially more difficult to obtain the approvals or authorizations sought in connection with the Required Filings.

Section 7.02.  Third-Party Consents.

(a)       Notwithstanding anything in this Agreement to the contrary, to the extent that any Contract may not be properly assigned or transferred without the consent of any third party, or if the assignment or attempted assignment would constitute a violation or breach of such Contract or a violation of Applicable Law, nothing in this Agreement will constitute an assignment or an attempted assignment of that Contract and, except as provided for in Section 7.02(c), Buyer will not be deemed to assume any liabilities or obligations under any such Contract until properly assigned.

(b)       To the extent that the consents described in Section 7.02(a) are not obtained before the Closing Date, for a period of one year after the Closing Date, Seller and Buyer will use commercially reasonable efforts to obtain any such consents, and Seller will be liable for any costs incurred in obtaining such consents.  During such period, Seller will use commercially reasonable efforts to (i) provide Buyer with the economic benefits of any such Contract until its termination date, (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer and (iii) enforce, at the request of and for the account of Buyer, any rights of Seller arising from any such Contract against any third party, including the right to elect to terminate in accordance with the terms thereof upon the advice of Buyer.  The failure or inability to obtain any consent subject to this Section 7.02(b) will not be a breach of this Agreement so long as Seller has complied with this Section 7.02(b).

(c)       To the extent that Buyer is provided the benefits of any Contract under Section 7.02(b), Buyer will perform the obligations of Seller under or in connection with such Contract, at no cost to Seller, but only to the extent (i) that such action by Buyer would not result in any default under or in connection with such Contract and (ii) such performance pertains to the benefits provided to Buyer.  Buyer will indemnify Seller and it Affiliates against and agrees to hold each of them harmless from any and all Damages arising out of any default by Buyer in the performance of such obligations.  The indemnification of Seller under this Section 7.02 will be governed by the indemnification provisions set forth in Sections 9.03 through 9.04.

Section 7.03.  Further Assurances.

(a)       All Excluded Assets that are received by Buyer on or after the Closing Date will be received by Buyer as agent, in trust for and on behalf of Seller, and Buyer will pay or deliver promptly all of such Excluded Assets to

Seller and will provide to Seller any written information received concerning such Excluded Assets, including any related invoice.

(b)       All Acquired Assets that are received by Seller on or after the Closing Date will be received by Seller as agent, in trust for and on behalf of Buyer, and Seller will pay or deliver promptly all of such Acquired Assets to Buyer and will provide to Buyer any written information received concerning such Excluded Assets, including any related invoice.

(c)       From and after the Closing Date, as and when reasonably requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

Section 7.04.  Publicity.  Seller and Buyer agree that no public release or announcement concerning this Agreement, any Ancillary Agreement or any transactions contemplated hereby or thereby shall be issued by either party or any of their respective Affiliates or any of their representatives without the prior consent of Seller, in the case of Buyer, and of Buyer, in the case of Seller, which consent shall not be unreasonably withheld, conditioned or delayed, except as required by Applicable Law or the rules or regulations of or listing agreement with any national securities exchange on which securities of such party or any of its Affiliates are listed, in which case the party that is required (or whose Affiliates or representatives are required) to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.  The requirements of this Section 7.04 will be in addition to those included in the Confidentiality Agreement.

Section 7.05. Non-Exclusive License to Use Works of Art.  Seller grants to Buyer, Guarantor and their respective Subsidiaries a perpetual, non-exclusive, royalty-free, fully paid-up, non-assignable (except to a purchaser of all or substantially all of the business of Buyer and its Affiliates engaged in the production, packaging and sale of Products and related products that assumes the obligations of Buyer set forth in this Section 7.05), non-sublicensable worldwide license to the use the Works of Art in connection with commercial or business purposes related to the Products, including for the purposes of advertising, promoting or marketing the Products.  Buyer and Seller each agrees that it will not, and each agrees that it will not permit any of its Affiliates to, knowingly use any of the Works of Art in any manner that would reasonably be expected to disparage or otherwise create any negative association with the Products or the Works of Art among the general public.  Buyer agrees that prior to using any of the Works of Art it will give reasonable notice to Seller setting forth with reasonable specificity its proposed use of the Works of Art.  Buyer agrees that, upon request by Seller at any time, without charging a fee to Seller or any of its Affiliates, Buyer will furnish Seller with copies of all materials (regardless of medium) in which the Works of Art have been used, reproduced, represented or otherwise depicted.

Article 8

CONDITIONS TO CLOSING

Section 8.01. Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction (or, to the extent permitted by law, waiver by the relevant party) of the following conditions:

(a)       any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated, and any filing, consent or approval required to be made or received under any other Competition Law in connection with the transactions contemplated hereby shall have been made or received; and

(b)      no provision of any Applicable Law, including any Competition Law, shall prohibit the consummation of the Closing.

Section 8.02.  Conditions to Obligations of Buyer.  The obligation of Buyer to consummate the Closing is subject to the satisfaction (or, to the extent permitted by law, waiver by Buyer) of the following further conditions:

(a)      the representations and warranties of Seller contained in this Agreement (i) that are qualified as to materiality shall be true and correct at and as of the Closing Date in all respects, as if made at and as of such date (except for any such representations and warranties which relate to an earlier date, which shall be true and correct as of such earlier date), and (ii) that are not qualified as to materiality shall be true and correct at and as of the Closing Date in all material respects as if made at and as of such date (except for any such representations and warranties which relate to an earlier date, which shall be true and correct in all material respects as of such earlier date);

(b)     Seller shall have performed (or caused to be performed) in all material respects all of the agreements required to be performed (or caused to be performed) by it under this Agreement prior to the Closing Date;

(c)      no event shall have occurred during the period from the date of this Agreement until the Closing Date that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(d)     the conditions to the Commitment Letter shall have been satisfied in their entirety and the proceeds of the financing contemplated by the Commitment Letter shall be available to Buyer or an Affiliate of Buyer on the terms of the Commitment Letter or on such other terms as shall have been agreed by Buyer;

(e)      Seller or its Affiliates, as applicable, shall have executed and delivered each of the documents required to be delivered by Seller or its Affiliates as set forth in Section 2.07;

(f)      Buyer shall have received a certificate of Seller’s secretary or assistant secretary dated as of the Closing Date, certifying (i) the incumbency and signatures of the officers of Seller and its Affiliates executing this Agreement and each of the other Ancillary Agreements to which Seller or its Affiliates are a party, and (ii) the corporate authority of Seller and its Affiliates to enter into the transactions contemplated by this Agreement and the Ancillary Agreements; and

(g)     Buyer shall have received a certificate signed by an appropriate executive officer of Seller dated as of the Closing Date to the effect that the conditions set forth in Sections 8.02(a) and 8.02(b) have been satisfied.

Section 8.03.  Conditions to Obligations of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction (or, to the extent permitted by law, waiver by Seller) of the following further conditions:

(a)      the representations and warranties of Buyer contained in this Agreement (i) that are qualified as to materiality shall be true and correct at and as of the Closing Date in all respects, as if made at and as of such date (except for any such representations and warranties which relate to an earlier date, which shall be true and correct as of such earlier date), and (ii) that are not qualified as to materiality shall be true and correct at and as of the Closing Date in all material respects as if made at and as of such date (except for any such representations and warranties which relate to an earlier date, which shall be true and correct in all material respects as of such earlier date);

(b)     Buyer shall have performed (or caused to be performed) in all material respects all of the agreements required to be performed (or caused to be performed) by it under this Agreement prior to the Closing Date; and

(c)      Seller shall have received a certificate of Buyer’s secretary or assistant secretary dated as of the Closing Date, certifying (i) the incumbency and signatures of the officers of Buyer and executing this Agreement and each of the other Ancillary Agreements to which Buyer is a party, and (ii) the corporate authority of Buyer to enter into the transactions contemplated by this Agreement and the Ancillary Agreements;

(d)     Buyer shall have executed and delivered each of the documents required to be delivered by Buyer as set forth in Section 2.07; and

(e)      Seller shall have received a certificate signed by an appropriate executive officer of Buyer dated as of the Closing Date to the effect that the conditions set forth in Sections 8.03(a) and 8.03(b) have been satisfied.

Article 9

SURVIVAL AND INDEMNIFICATION

Section 9.01.  Survival.  The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided that the representations and warranties contained in Sections 3.02, 3.08, 3.15, 4.02 and 4.07 shall survive indefinitely or until the latest date permitted by law and the representations and warranties contained in Article 10 shall survive until 30 days after the expiration of the statute of limitations (taking into account any tolling periods and other extensions) applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof).  The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.  Notwithstanding the two preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 9.02.  Indemnification. (a) Subject to the limitations set forth in this Article 9, effective at and after the Closing Date, Seller hereby indemnifies Buyer and its Affiliates against and agrees to hold each of them harmless from any and all liability, damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) actually incurred or suffered by the Buyer or any of its Affiliates arising out of or resulting from:

(i)       any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty a “Warranty Breach”);

(ii)      any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement; or

(iii)        any Excluded Liability;

provided that with respect to indemnification by Seller pursuant to Section 9.02(a)(i), (w) Seller shall not be liable for Damages with respect to any individual Warranty Breach less than $25,000 (provided, however, that any breaches arising out of the same series of related events or the same set of operative facts shall be treated as a single Warranty Breach for the purposes of this clause (w)), (x) Seller shall not be liable unless the aggregate amount of Damages with respect to all such Warranty Breaches (other than Warranty Breaches of Section 3.09) exceeds $2,500,000 and then only to the extent of such excess (y) Seller shall not be liable unless the aggregate amount of Damages with respect to all Warranty Breaches of Section 3.09 exceeds $500,000 and then only to the extent of such excess and (z) Seller’s maximum liability shall not exceed $35,000,000.

(b)     Subject to the limitations set forth in this Article 9, effective at and after the Closing Date, Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages actually incurred or suffered by Seller or any of its Affiliates arising out of or resulting from:

(i)       any Warranty Breach;

(ii)      any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(iii)     any Assumed Liability;

provided that with respect to indemnification by Buyer pursuant to Section 9.02(b)(i), (x) Buyer shall not be liable for Damages with respect to any individual Warranty Breach less than $25,000 (provided, however, that any breaches arising out of the same series of related events or the same set of operative facts shall be treated as a single Warranty Breach for the purposes of this clause (x)), (y) Buyer shall not be liable unless the aggregate amount of Damages with respect to all such Warranty Breaches exceeds $2,500,000 and then only to the extent of such excess and (z) Buyer’s maximum liability shall not exceed $35,000,000.

Section 9.03.  Procedures.  (a) The party seeking indemnification under Section 9.02 (the “Indemnified Party”) agrees to give prompt notice to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under such Section stating the amount of the Damages, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, and agrees to provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request.  The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(b)     The Indemnifying Party shall be entitled to participate in the defense of any claim asserted by any third party (“Third Party Claim”) and, subject to the limitations set forth in this Section 9.03, shall be entitled to control and appoint lead counsel for such defense, in each case at its expense.

(c)      The Indemnifying Party shall have the right to control the defense of any Third Party Claim in accordance with the provisions of this Section 9.03, with counsel of its choice reasonably satisfactory to the Indemnified Party, so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the full extent required hereunder and with no reservation of rights, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) the Third Party Claim for indemnification does not relate to or arise in connection with any criminal proceeding, action, indictment, allegation or investigation, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(d)     If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 9.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) before consenting to the entry of any judgment or entering into any settlement of such Third Party Claim if the judgment or settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim or the judgment or settlement imposes injunctive or other equitable relief against the Indemnified Party and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose.  The fees and expenses of such separate counsel shall be paid by the Indemnified Party, provided, however, that if there exists a conflict of interest (including the availability of one or more legal defenses to the Indemnified Party which are not available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party (upon and in conformity with advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain one counsel (plus one local counsel, if necessary), reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party, provided that the Indemnified Party and such counsel will contest such Third-Party Claims in good faith.  The Indemnified Party shall obtain the prior written consent of the Indemnifying Party before admitting any liability with respect to, or entering into any settlement of, any Third Party Claim unless the Indemnified Party waives its rights to indemnification hereunder with respect to such Third Party Claim.

(e)      Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such witnesses, records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 9.04.  Calculation of Damages.  (a) The amount of any Damages payable under Section 9.02 by the Indemnifying Party shall be net of any (i) amounts recovered by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible for any such Damages or (ii) Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Damages.  In computing the amount of any such Tax Benefit actually realized, such Tax benefit shall be net of any Tax detriment arising from the receipt of any indemnification payment.  If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party must promptly notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit received by the Indemnified Party (less the reasonable costs incurred by the Indemnified Party in collecting such amount) within two Business Days after the benefit is received.  Solely for purposes of calculating the amount of Damages incurred arising out of or relating to any breach of a representation or warranty (and not for purposes of determining whether or not a breach has occurred), the exceptions and qualifications referring to “Material Adverse Effect” or other materiality qualifications (or correlative  terms) shall be disregarded.

(b)     The Indemnifying Party shall not be liable under Section 9.02 for any (i) consequential, special, incidental, indirect or punitive Damages or (ii) Damages for lost profits, diminution in value.

(c)      Each Indemnified Party must mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the

Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must promptly notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.

Section 9.05.  Exclusive Remedy.  Except with respect to remedies and obligations, including indemnification obligations, that are specifically set forth in Sections 2.07(a), 7.02(c) and 12.10 or any Ancillary Agreement, the indemnification provided for in this Article 9 will constitute the sole remedy of either party to this Agreement with respect to the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the subject matter of this Agreement and the transactions contemplated by this Agreement, including breaches by the other party to this Agreement of any of the representations, warranties or agreements contained in this Agreement and any events, circumstances or conditions which are the subject of the representations, warranties or agreements contained in this Agreement.  In furtherance of the foregoing, each party waives, from and after the Closing Date, to the fullest extent permitted by law, all other rights, claims, and causes of action it may have against the other parties or their respective representatives and Affiliates relating to the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the subject matter of this Agreement and the transactions contemplated by this Agreement, other than (a) claims for or in the nature of fraud and (b) claims with respect to obligations, including indemnification obligations, that are specifically set forth in the Ancillary Agreements.

Article 10

TAX MATTERS

Section 10.01. Taxes.  Seller hereby represents and warrants to Buyer that:

(a)      All material returns, statements, forms and reports (“Tax Returns”) for Taxes that were required to be filed before the Effective Date by, or with respect to, the Business and the Acquired Assets, have been filed, and all such Tax Returns were true, correct and complete in all material respects when filed.  “Taxes” means (i) all federal, state, local and foreign taxes, charges, fees, levies, duties, imposts, contributions or similar assessments imposed by any Governmental Authority, including income (federal, state, local and foreign), gross receipts, value added, ad valorem, excise, real property, personal property, windfall profit, minimum, franchise, stamp, licensing, withholding, employment, social security, sales, use, transfer, unemployment and payroll taxes and any other tax, and (ii) any interest, fines or penalties resulting from, attributable to, or incurred in connection with such taxes.  Seller has paid all material Taxes that are due and payable or otherwise required to be paid with respect to the Business and the Acquired Assets.

(b)     Except as set forth on Schedule 10.01(b), (i) neither Seller nor any of its Affiliates has received in the three-year period before the Effective Date any written notice of any claim or assessment by any taxing authority for deficiencies for material Taxes related predominantly to the Business which have not been resolved or paid in full, and (ii) there are no pending or, to the Knowledge of Seller, threatened audits, suits, proceedings, actions or claims for or relating to any material liability in respect of Taxes related predominantly to the Business.

(c)      On the Closing Date, Seller shall have withheld and deposited all Taxes required by Applicable Law to be withheld and deposited from payments made to employees of Seller through the last payroll cycle before the Closing Date and to other Persons relating to the Business in the Pre-Closing Period.

Section 10.02.  Cooperation.  From and after the Closing Date, Buyer and Seller will promptly make available or cause to be made available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to Tax liabilities and potential Tax liabilities relating to the Acquired Business and the Acquired Assets for all periods before the Closing Date and will preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof.  Each party will bear its own expenses in complying with the provisions of this Section 10.01.

Section 10.03.  Taxes Generally.

(a)      Except as otherwise set forth in this Agreement, (i) Seller will be liable for all Taxes, whether or not accrued, assessed or currently due and payable, (A) of Seller and its Subsidiaries or (B) relating to the operation or ownership of the Acquired Business or the Acquired Assets for any Tax period (or portion thereof) ending before the Closing Date and (ii) Buyer will be liable for all Taxes, whether or not accrued, assessed or currently due and payable, (A) of Buyer and its Subsidiaries or (B) relating to the operation or ownership of the Acquired Assets for any Tax period (or portion thereof) beginning on or after the Closing Date.

(b)     All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Acquired Assets for a taxable period which includes (but does not end at) the Closing Date shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period occurring on or after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”).  Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

Section 10.04.  Transfer Taxes.

(a)      Buyer shall be liable for all sales, use, value added, goods and services, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording (other than recording costs for curing title exceptions or obtaining releases of any Encumbrances, which are to be paid by Seller), license and other similar Taxes, duties or expenses that may be imposed as a result of the sale and transfer of the Acquired Business and the Acquired Assets, including GST, Quebec Sales Tax (“QST”), and Harmonized Sales Tax (“HST”), together with any and all penalties, interest and additions to Tax with respect thereto that are recoverable by the Buyer or any of its Affiliates under Applicable Law governing the payment of such Taxes arising out of or in connection with or attributable to the transactions contemplated by this Agreement (“Recoverable Transfer Taxes”).  All other sales (including bulk sales), use, value added, goods and services, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar Taxes, duties or expenses that may be imposed as a result of the sale and transfer of the Acquired Business and the Acquired Assets, together with any and all penalties, interest and additions to Tax with respect thereto (“Nonrecoverable Transfer Taxes”) arising out of or in connection with or attributable to the transactions effected under this Agreement shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller.  Nonrecoverable Transfer Taxes and Recoverable Transfer Taxes are together referred to as “Transfer Taxes”.  The Purchase Price is exclusive of any Transfer Taxes.

(b)     Buyer and Seller will cooperate with each other in attempting to minimize Transfer Taxes, if any.

(c)      Buyer will provide to Seller all exemption certificates with respect to Transfer Taxes that may required under Applicable Law.  Such certificates will be in the form, and will be signed by the proper party, as provided under Applicable Law.

(d)     Before the Closing Date, Buyer will provide to Seller the U.S. and Canadian Tax identification and Tax registration numbers (including those pertaining to GST, QST, HST and PST) of Buyer and (if applicable) Buyer’s Subsidiary purchasing those certain Acquired Assets from Kraft Canada.

Article 11

TERMINATION

Section 11.01.  Termination.  This Agreement may be terminated prior to the Closing Date:

(a)      by the mutual written consent of Seller and Buyer;

(b)     by either Seller or Buyer, if any Governmental Authority will have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the material transactions contemplated by this Agreement (i) as violative of any Competition Law or (ii) for any reason other than as contemplated by Section 11.01(b)(i), and, in either case, such order, decree, ruling or other action will have become final and non-appealable;

(c)      by Buyer if any condition in Sections 8.01 and 8.02 has not been satisfied as of May 22, 2007 (the “End Date”) or if satisfaction of such condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the End Date; or

(d)     by Seller if any condition in Sections 8.01 and 8.03 has not been satisfied as of the End Date or if satisfaction of such condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before the End Date.

The party desiring to terminate this Agreement pursuant to clause (b), (c) or (d) above shall give written notice of termination to the other party.

Section 11.02.  Effects of Termination.  If this Agreement is terminated pursuant to Section 11.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach.  The provisions of Sections 3.15, 4.07, 6.01, 6.02, 7.04, 12.01, 12.02, 12.03, 12.06 and this 11.02 shall survive any termination hereof pursuant to Sections 11.01 or 12.12.

Article 12

MISCELLANEOUS

Section 12.01.  Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise expressly provided in this Agreement, the parties will pay all of their own costs and expenses relating to the transactions contemplated by this Agreement, including the costs and expenses of their respective counsel, financial advisors and accountants.

Section 12.02.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

(a)	If to Buyer:	COWC Acquisition Corp.
c/o B&G Foods, Inc.
Four Gatehall Drive, Suite 110
Parsippany, NJ 07054
Attn: General Counsel
Fax: (973) 630-6550

with a copy (which shall not constitute notice) to:

Dechert LLP
30 Rockefeller Plaza
New York, NY 10112
Attn: Glyndwr P. Lobo, Esq.
Fax: (212) 698-3599

(b)	If to Seller:	Kraft Foods Global, Inc.
Three Lakes Drive
Northfield, IL 60093-2753
Attn: General Counsel
Fax: (847) 646-2950

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Attn: Nancy L. Sanborn, Esq.
Fax: (212) 450-3800

or such other address or facsimile number as such party may hereafter specify for the purpose by written notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 12.03.  Governing Law; Non-Binding Mediation; Consent to Jurisdiction.

(a)      This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

(b)     If a dispute arises after the Closing between the parties arising out of or relating to this Agreement or the transactions contemplated hereby, prior to the commencement of any action, suit or proceeding relating thereto, the parties shall submit to nonbinding mediation.

(c)      The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.02 shall be deemed effective service of process on such party.

Section 12.04.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.05.  Entire Agreement.  This Agreement and the Ancillary Agreements (which includes the annexes, attachments, schedules and exhibits hereto and thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to such subject matter.

Section 12.06.  Amendments and Waiver.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)     No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.07.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that (i) Buyer may assign its rights to purchase Acquired Assets, and delegate its obligations to assume Assumed Liabilities, from Kraft Canada to a wholly-owned Subsidiary of Buyer or Guarantor, and (ii) Buyer may assign its rights or obligations under this Agreement in whole or in part through a collateral assignment to any lender providing financing in connection with the transactions contemplated hereby, but in each case no such assignment shall, without the prior written consent of Seller, relieve Buyer of any of its obligations hereunder or with respect to any of the Assumed Liabilities.

Section 12.08.  Interpretation.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise specified.  The table of contents, headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  All references in this Agreement to “$” or “dollars” are to U.S. dollars, and all amounts to be calculated or paid under this Agreement will be in U.S. dollars.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.  The parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 12.09.  Third Party Beneficiaries.  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 12.10.  Bulk Sales Laws.  Buyer acknowledges that Seller will not comply with the provisions of any bulk transfer or bulk sale laws of any jurisdiction in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.  Seller agrees to indemnify and hold Buyer harmless from and against any and all Damages incurred by Buyer or any of its Affiliates as a result of the failure to comply with any bulk sales or transfer laws with respect to the Acquired Assets.

Section 12.11.  Disclosure Schedules. (a) Seller may revise the Disclosure Schedules by delivering revised Disclosure Schedules to Buyer at least ten Business Days prior to the Closing Date.  Buyer shall have the right to review the revised Disclosure Schedules for a period of five days after receipt thereof.  At any time within such five-day time period, Buyer shall have the right to terminate this Agreement by delivery of a notice to Seller if the condition set forth in Section 8.02(a) would not be satisfied if the delivery of revised Disclosure Schedules were not permitted hereunder.  This notice, if given, shall specify the information forming the basis for the decision to terminate.  Seller shall have five days after receipt of such notice to review with Buyer the information forming the basis of the decision to terminate and to attempt to agree on corrective measures, if any.  If the parties cannot agree on corrective measures within such five-day period, then this Agreement shall terminate.  If this Agreement is not terminated as permitted by this Section, Buyer shall be deemed to have accepted such revisions, and the Disclosure Schedules attached to this Agreement as of the Effective Date shall be deemed to be superseded by the revised Disclosure Schedules; provided that to the extent that any such revised information reflects any fact, event or occurrence that existed or occurred prior to the Effective Date, such revised information shall not be deemed to have been given for purposes of determining whether Seller has breached any representation or warranty contained in Article 3 or 10 or determining whether Buyer or any of its Affiliates shall be entitled to indemnification in respect thereof.

(b)     No reference to or disclosure of any item or other matter in the Disclosure Schedules will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules.  No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement, law or regulation will be construed as an admission or indication that any such breach or violation exists or has actually occurred.  The exceptions, modifications, descriptions and disclosures in the Disclosure Schedule are made for all relevant purposes of this Agreement and are exceptions by Seller to all representations and warranties set forth in this Agreement or in any instrument delivered under this Agreement to the extent readily apparent from a reasonable reading of the Disclosure Schedules and such other sections of the Agreement that such disclosure is also applicable to other sections of the Agreement, notwithstanding any section references contained therein.  The parties acknowledge and agree that (i) the Disclosure Schedules may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

(c)      Unless otherwise defined in the Disclosure Schedules, all capitalized terms used in the Disclosure Schedules will have the meanings ascribed to them in this Agreement.  The attachments to the Disclosure Schedules form an integral part of the Disclosure Schedules and are incorporated by reference for all purposes as if set forth fully in the Disclosure Schedules.

Section 12.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  Executed signature pages delivered by facsimile or e-mail will be treated in all respects as original signatures.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.14.  Pre-Closing Performance Guaranty.  Guarantor does hereby irrevocably and unconditionally guarantee the prompt and full performance by Buyer of each and every obligation and agreement of Buyer under this Agreement (each such obligation or agreement, as the same may be amended from time to time in accordance with this Agreement, an “Obligation”), including the payment to be made pursuant to Article 2 hereof, at the time and in the manner specified herein.  Guarantor acknowledges and agrees that, with respect to all Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against Buyer.  In addition, Guarantor shall be responsible for the accuracy of each and every representation and warranty made by Buyer under this Agreement, as the same may be amended from time to time in accordance with this Agreement.  The guaranty set forth in this Section 12.14 shall remain in full force and effect until all the Obligations are performed in full or the transactions contemplated by this Agreement shall have been consummated in accordance with the terms hereof.  Guarantor understands that Seller is relying on this guaranty in entering into this Agreement.

Section 12.15.  Guaranty Unconditional.  The liabilities and obligations of the Guarantor pursuant to this Agreement are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)     any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of any Obligation by operation of law or otherwise;

(b)    the invalidity or unenforceability, in whole or in part, of this Agreement;

(c)     any modification or amendment of or supplement to this Agreement (except that Guarantor’s obligations hereunder shall be modified to the extent of any modification, amendment or supplement to any Obligation or representation or warranty made by Buyer under this Agreement);

(d)    any change in the corporate existence, structure or ownership of Buyer or Guarantor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any of them or their assets; or

(e)     any other act, omission to act, delay of any kind by any party hereto or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Section 12.15, constitute a legal or equitable discharge of the obligations of Guarantor hereunder.

Section 12.16.  Waiver of the Guarantor.  Guarantor hereby waives any right, whether legal or equitable, statutory or non-statutory, to require any Person to proceed against or take any action against or pursue any remedy with respect to Buyer or any other Person or make presentment or demand for performance or give any notice of nonperformance before the Seller may enforce its rights hereunder against Guarantor.

Section 12.17.  Discharge only upon Performance in Full; Reinstatement in Certain Circumstances.  Guarantor’s obligations hereunder shall remain in full force and effect until all the Obligations shall have been performed in full.  If at any time any performance by Buyer of any Obligation is rescinded or must be otherwise restored or returned, whether upon the insolvency, bankruptcy or reorganization of Buyer or otherwise, Guarantor’s obligations hereunder with respect to such Obligation shall be reinstated at such time as though such Obligation had become due and had not been performed.

Section 12.18.  Subrogation.  Upon performance by Guarantor of any Obligation, Guarantor shall be subrogated to the rights of the Seller against Buyer with respect to such Obligation; provided that Guarantor shall not enforce any Obligation by way of subrogation against Buyer while any Obligation is due and unperformed by Buyer.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

KRAFT FOODS GLOBAL, INC.

By:	/s/ Dexter P. Congbalay
	Name:	Dexter P. Congbalay
	Title:	Director, Global External Development

COWC ACQUISITION CORP.

By:	/s/ Robert C. Cantwell
	Name:	Robert C. Cantwell
	Title:	Executive Vice President of Finance

B&G FOODS, INC.

By:	/s/ Robert C. Cantwell
	Name:	Robert C. Cantwell
	Title:	Executive Vice President of Finance